UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C.

SCHEDULE 13D

(AMENDMENT NO. 1)

Under the Securities Exchange Act of 1934

better for you wellness, iNC.

fka “Fast Track Solutions, INC.”

(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)
31188W108

(CUSIP Number)
Green Ohio Ventures, LLC 1349 East Broad Street Columbus, OH 43205 Phone: +1 (614) 368-9898

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2021 and August 25, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Common Stock: 31188W108	SCHEDULE 13D

1	NAME OF REPORTING PERSON Green Ohio Ventures, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 207,898,684 Shares of Common Stock (1)
	8	Shared Voting Power – 0
	9	Sole Dispositive Power 207,898,684 Shares of Common Stock (1)
	10	Shared Dispositive Power – 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 207,898,684 Shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	APPROXIMATE PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common: 57.74%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1.

As of the date of this report, the Company has 360,046,332 shares of Common Stock, $0.0001 par value, and 700,000 shares of Series A Preferred Stock, $0.0001 par value, issued and outstanding. Each one share of Series A Preferred Stock has voting rights equal to one thousand (1,000) votes of Common Stock. Shares of Series A Preferred Stock have no conversion rights.

CUSIP No. Common Stock: 31188W108	SCHEDULE 13D

 SCHEDULE 13D

This Schedule 13D (the “Schedule 13D”) is being filed on behalf of Green Ohio Ventures, LLC, an Ohio Limited Liability Company.

Green Ohio Ventures, LLC, referred to herein as "GOHV", is comprised of 20 members. Ian James and Stephen Letourneau, collectively, retain a majority of the membership interest (constituting approximately 83.16%) of GOHV. Individually, Stephen Letourneau and Ian James each retain approximately 41.58% of the membership interest of GOHV. Ian James is the Managing Member. Ian James and Stephen Letourneau are deemed to exercise voting and investment control over the shares held by GOHV. Ian James and Stephen Letourneau disclaim beneficial ownership of the shares of Common Stock referred to herein.

The “Reporting Person” is Green Ohio Ventures, LLC. This 13D relates to shares of Common Stock, par value $0.0001 per share, of Better For You Wellness, Inc., FKA “Fast Track Solutions, Inc.”, a Nevada corporation (the “Company”).

Item 1.  Security and Issuer.

The security, or securities, upon which this report is based is the Common Stock, par value $0.0001 per share, of Better For You Wellness, Inc., FKA “Fast Track Solutions, Inc.”, a Nevada Corporation, with its principal place of business located at 1349 East Broad Street Columbus, OH, 43205.

Item 2.  Identity and Background.

(a)	This Schedule 13D is being filed by (i) Green Ohio Ventures, LLC, an Ohio Limited Liability Company (“GOHV”).

(b)	The address of the business office for the Reporting Person is 1349 East Broad Street Columbus, OH, 43205.
(c)	GOHV is currently a holding company for various assets, including, but not limited to, various CBD and Hemp based businesses.
(d)	During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding violations or similar misdemeanors).
(e)	During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	GOHV is an Ohio Limited Liability Company.

Item 3.  Source or Amount of Funds or Other Consideration.

On July 19, 2021, Better For You Wellness, Inc., FKA “Fast Track Solutions, Inc.”, a Nevada Corporation (the “Company”), entered into a Share Purchase Agreement (the “Agreement”) by and among CRS Consulting, LLC, a Wyoming Limited Liability Company (“CRS”), Green Ohio Ventures, LLC, an Ohio Limited Liability Company (“GOHV”), Ian James, and Stephen Letourneau, pursuant to which, on July 30, 2021 (“Closing Date”), CRS sold 700,000 shares of the Company’s Series A Preferred Stock and 250,000,000 shares of Common Stock, representing approximately 89.62% voting control of the Company; 350,000 shares of Series A Preferred Stock were transferred to Ian James, 350,000 shares of Series A Preferred Stock were transferred to Stephen Letourneau, and 250,000,000 shares of Common Stock were transferred to GOHV. The aforementioned purchasers, collectively, paid consideration of three hundred thirty-five thousand dollars ($335,000) (the “Purchase Price”). The consummation of the transactions contemplated by the Agreement resulted in a change in control of the Company, with Ian James, Stephen Letourneau and GOHV becoming the Company’s largest controlling stockholders.

GOHV used personal funds to acquire the aforementioned shares of stock.

On August 24, 2021, Green Ohio Ventures, LLC transferred 17,963,817 shares of restricted Common Stock of Better for You Wellness, Inc., formerly known as "Fast Track Solutions, Inc.", to MRKTS Group Inc. for consulting services provided. This transaction did not result in MRKTS Group Inc. owning 5% or more of any class of securities of the issuer.

From August 24, 2021 to August 25, 2021, Green Ohio Ventures, LLC distributed, at no cost and in various quantities, a total of 24,137,499 shares of restricted Common Stock of Better for You Wellness, Inc., formerly known as "Fast Track Solutions, Inc." to 18 of its 20 members. No shares were distributed from GOHV to Ian James and Stephen Letourneau. The aforementioned transaction(s) did not result in any individual shareholder owning 5% or more of any class of securities of the issuer.

Item 4.  Purpose of Transaction.

On July 19, 2021, Better For You Wellness, Inc., FKA “Fast Track Solutions, Inc.”, a Nevada Corporation (the “Company”), entered into a Share Purchase Agreement (the “Agreement”) by and among CRS Consulting, LLC, a Wyoming Limited Liability Company (“CRS”), Green Ohio Ventures, LLC, an Ohio Limited Liability Company (“GOHV”), Ian James, and Stephen Letourneau, pursuant to which, on July 30, 2021 (“Closing Date”), CRS sold 700,000 shares of the Company’s Series A Preferred Stock and 250,000,000 shares of Common Stock, representing approximately 89.62% voting control of the Company; 350,000 shares of Series A Preferred Stock were transferred to Ian James, 350,000 shares of Series A Preferred Stock were transferred to Stephen Letourneau, and 250,000,000 shares of Common Stock were transferred to GOHV. The aforementioned purchasers, collectively, paid consideration of three hundred thirty-five thousand dollars ($335,000) (the “Purchase Price”). The consummation of the transactions contemplated by the Agreement resulted in a change in control of the Company, with Ian James, Stephen Letourneau and GOHV becoming the Company’s largest controlling stockholders.

The consummation of the transactions contemplated by the Agreement resulted in a change in control of the Company, with GOHV, Ian James, and Stephen Letourneau, becoming the Company’s largest controlling stockholders having approximately 89.62% combined voting control over the Company.

Pursuant to the Agreement, on July 30, 2021, Mr. Jeffrey DeNunzio resigned as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and Director. Mr. DeNunzio’s resignation as a Director was effective upon the 10th day after the mailing of the Company’s information statement on Schedule 14f-1 to the Company’s stockholders.

On July 30, 2021, Mr. Ian James was appointed as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and Chairman of the Board of Directors.

Additionally, on the Closing Date, Mr. Stephen Letourneau was appointed as a Director.

The purpose of the acquisition of the Shares was to acquire control of the Company, which at that time was, and on the date hereof is, a shell company as defined in Rule 12b-2 of the Exchange Act with no operating business. The Reporting Person is exploring various business opportunities with respect to the Company.

On August 24, 2021, Green Ohio Ventures, LLC transferred 17,963,817 shares of restricted Common Stock of Better for You Wellness, Inc., formerly known as "Fast Track Solutions, Inc.", to MRKTS Group Inc. for consulting services provided. This transaction did not result in MRKTS Group Inc. owning 5% or more of any class of securities of the issuer.

From August 24, 2021 to August 25, 2021, Green Ohio Ventures, LLC distributed, at no cost and in various quantities, a total of 24,137,499 shares of restricted Common Stock of Better for You Wellness, Inc., formerly known as "Fast Track Solutions, Inc." to 18 of its 20 members. No shares were distributed from GOHV to Ian James and Stephen Letourneau. The aforementioned transaction(s) did not result in any individual shareholder owning 5% or more of any class of securities of the issuer. The aforementioned transaction was carried out as it was deemed by GOHV to be in the best interests of its members.

Except to the extent provided in this Statement, none of the Reporting Persons have any current plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their positions and/or change their purposes and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer.

The aggregate percentage of Common Stock and Preferred Stock owned by the Reporting Person is based on 360,046,332 shares of Common Stock, $0.0001 par value, and 700,000 shares of Series A Preferred Stock, $0.0001 par value, issued and outstanding. Each one share of Series A Preferred Stock has voting rights equal to one thousand (1,000) votes of Common Stock. Shares of Series A Preferred Stock have no conversion rights.

(A)	GOHV
a.	Aggregate number of common shares beneficially owned: 207,898,684 Shares of Common Stock.

Approximate Percentage of Class:

Common: 57.74%

b.	Sole power to vote or direct vote: 207,898,684 Shares of Common Stock

Shared power to vote or to direct vote: 0

Sole power to dispose or to direct disposition: 207,898,684

Shared power to dispose or to direct disposition: 0

c.	GOHV has not effected any transactions in Common or Preferred Stock during the past 60 days, except as described in this Statement.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in this Statement, there are no contracts, arrangements, understandings, or relationships other than as disclosed among the persons named in Item 2 hereof and any other person, with respect to the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit No. Description

1	Share Purchase Agreement between Fast Track Solutions, Inc., CRS Consulting, LLC, Green Ohio Ventures, LLC, Ian James and Stephen Letourneau dated July 19, 2021. *

* Filed as an exhibit to Form 8-K by Fast Track Solutions, Inc. on August 4, 2021 and incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated: September 1, 2021	Green Ohio Ventures, LLC By: /s/ Ian James Name: Ian James Title: Managing Member